Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts” and to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 23, 2018 (the “Annual Report”), and the incorporation by reference in the Registration Statements on Form F-10 (registration no. 333-221636), Form F-3D (registration no. 333-215096) and Form S-8 (registration nos. 333-130339 and 333-152004), of our reports dated March 23, 2018 with respect to the consolidated financial statements of Agnico Eagle Mines Limited as of December 31, 2017 and December 31, 2016 and for each of the years then ended and with respect to the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited as of December 31, 2017, which reports appear in the Annual Report.

Toronto, Canada
March 23, 2018
/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP
Chartered Professional Accountants
Licensed Public Accountants